Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34





SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 25 July 2006

Dear Sirs,



Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE



MAPFRE

MAPFRE RECORDED A PROFIT BEFORE TAX OF €573 MILLION IN THE FIRST HALF OF 2006, A 11% INCREASE OVER 2005*

Revenues also grew 11% reaching €7,144 million

CORPORACIÓN MAPFRE, the Group's listed holding company, increased its net profit by 10% to €164.3 million

The Group expects to reach a profit before tax and minority interests of more than €1,000 million and revenues of nearly €14,500 million at the close of 2006

MAPFRE has released today its results for the first half of 2006, in which the Group has increased its profit before tax and minorities by 10.6% to €573 million, the following aspects being noteworthy:

- Total revenues reached €7,144 million, a figure 10.6% higher than that of the first half of 2005.
- Insurance and reinsurance premiums amounted to nearly €5,978 million, a 10.8% increase.
- The America Operating Unit recorded an outstanding increase in its revenues, which grew more than 45% to €1.364 million this half year.
- CORPORACIÓN MAPFRE, the Group's listed company, increased its net profit 10.3% to €164.3 million.
- The *pro forma* net profit, after tax and minority interests, of the future MAPFRE S.A., including the businesses that will be contributed to CORPORACIÓN MAPFRE reached €300.5 million.

*Consolidated profit before tax and minority interests of SISTEMA MAPFRE, which is equal to the *pro forma* profit of the future MAPFRE S.A.

PRESS RELEASE



MAPFRE

The total volume of premiums written at the close of June 2006 grew 11.1% to €4,420.7 million. Among business lines, it is worth noting the growth recorded in the volume of Non-life premiums in the Commercial, General and Health Insurance Operating Units, which was in the region of 10%.

Among the subsidiaries of CORPORACIÓN MAPFRE that operate abroad, it is worth noting the revenues of MAPFRE AMÉRICA, which exceeded €1,039 million, up 41.9%, reflecting growth across all countries, especially Brazil (80%) and Mexico (55%). In the first six months of the year, the Group opened 127 new offices in the Americas.

During the month of July, Standard & Poor's has raised the rating assigned to MAPFRE RE, from "AA-" to "AA" with a stable outlook. Furthermore, the agency affirmed the "AA" ratings assigned to MAPFRE MUTUALIDAD and MAPFRE EMPRESAS, both with a stable outlook. Standard & Poor's also affirmed the "AA-" rating with a stable outlook on the debt issue of CORPORACIÓN MAPFRE.

July 25th 2006, Madrid

For more information please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).